News Release 20-08

March 25, 2020

SSR MINING ANNOUNCES TEMPORARY SUSPENSION OF SEABEE GOLD OPERATION

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces that its Seabee Gold Operation (“Seabee”) is undertaking a voluntary suspension of operations due to the threat of the COVID-19 virus. There are currently no confirmed cases of COVID-19 among the Seabee workforce.

Seabee will be placed into temporary care and maintenance until April 30, 2020. SSR Mining will continue to assess public health and government circumstances to determine whether to restart Seabee or extend the care and maintenance period. In the interim, we will continue managing required activities to ensure the safety of our employees, the environment, and to enable operational readiness when the suspension is lifted.

“In these challenging times, more than anything else our top priority is to protect the health and well-being of our employees, their families and their communities,” said Paul Benson, President and CEO. “The decision to temporarily suspend operations at Seabee was made considering the specific and unique circumstances at Seabee, a remote fly-in, fly-out northern Saskatchewan operation.”

SSR Mining will continue to engage with local health authorities and relevant stakeholders to safely move workers at Seabee off site and back to their home communities.

Our company-wide response to the COVID-19 virus is being managed within the framework of preparedness protocols and contingency plans developed by SSR Mining’s Crisis Management Team. These plans include individual site management controls, emergency medical preparedness, and working with health authorities to closely monitor local developments.

SSR Mining is withdrawing its full year 2020 guidance across all operations until further notice due to the uncertainty with respect to future developments of the COVID-19 outbreak, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak and potential impacts on mining operations. We will continue to monitor the situation closely.
About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: information regarding the suspension at the Seabee Gold Operation and operation on a temporary care and maintenance basis; the ability of the Seabee Gold Operation to fully resume operations from and after April 30, 2020; the anticipated effects of our COVID-19 response plan; the continued monitoring of developments of COVID-19; and the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 outbreak, on our business and financial condition, including in connection with our 2020 guidance across all operations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

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